Contact

www.linkedin.com/in/sanjayakut (LinkedIn)

Top Skills

SharePoint
Project Management
IT Strategy

Patents

System and method for accepting closed loop cards and codes at a merchant point of sale

System and method for accepting closed loop cards and codes at a merchant point of sale

System and method for merchant interaction with and tracking of the secondary gift card marketplace

System and method for processing closed loop cards and codes

System and method for processing closed loop cards and codes

Sanjay Akut

Chief Technology Officer at Erickson Immigration Group
Pittsburgh, Pennsylvania, United States

Summary

An accomplished, forward thinking and goal-oriented technology leader with a 25 year track record of aligning cutting edge technology solutions and strategies with business needs to support organizational growth. Combine an entrepreneurial instinct, deep technical skill, and excellent leadership abilities with expertise in managing complex development projects from inception to completion. Decisive leader of development and operational initiatives for organizations of varying size and scope with success in building highly effective cross-functional teams. Change agent, with a career track record reflecting numerous successful accomplishments, including 5 issued patents, and a reputation for reliability, results and leadership.

SPECIALTIES

* Executive Leadership
* Strategy Planning
* Full Development Lifecycle
* Product Management
* Team Leadership
* Business Intelligence
* Budgeting & Cost Control
* Business Reengineering
* Client Relationship Management
* Problem Solving & Analysis
* Quality Assurance
* Infrastructure Support

Experience

Erickson Immigration Group
Chief Technology Officer
September 2018 - Present (5 years 3 months)
Arlington, VA

Duquesne Light Company
Director, Corporate Applications
July 2015 - September 2018 (3 years 3 months)
Pittsburgh, PA

K&L Gates
4 years 10 months

Director, IT Strategy and Development
February 2015 - June 2015 (5 months)
Pittsburgh, PA

Responsible for the overall management of the firm-wide Application
Development, Database Systems, Enterprise Analytics/Business Intelligence,
Financial Systems, Platform Development, Quality Assurance, Project
Management and Business Analysis teams and their associated activities
including budgeting, strategic direction and improvement.

Director, Application Development
January 2013 - February 2015 (2 years 2 months)
Pittsburgh, PA

Responsible for the overall management of the firm-wide Application
Development, Database Systems, Financial Systems, Development Support,
Application Support, Quality Assurance and Application Engineering teams
and their associated activities including budgeting, quality control and
improvement.

Associate Director, Development
September 2010 - December 2012 (2 years 4 months)

Responsible for the overall management of the firm-wide Application
Development, Database Systems, Financial Systems, and Production Support
teams and their associated activities including budgeting, quality control and
improvement.

Omni Prepaid Group / GiftCards.com
CTO/Vice President - Technology
May 2008 - September 2010 (2 years 5 months)
Greater Pittsburgh Area

Directed all aspects of technology for Omni Prepaid and our consumer
site, Giftcards.com. Instrumental in obtaining PCI, Visa, and MasterCard
certifications within my first 2 months. Responsible for creating and
implementing a disciplined development process to what had become a

chaotic development environment. Performed as architect as no formal technical architect was on staff during this transition. Hiring manager for all technology new hires. Implemented effective screening and interviewing techniques to maximize the quality of the new hires. Grew technology group from 3 resources to 14 within 6 months.

Paragon Asset Recovery
Vice President of IT
January 2005 - May 2008 (3 years 5 months)

Directed all aspects of technology for Paragon Strategic Solutions. Responsible for recommending to executive leadership the technology initiatives that would support the organization's growth and financial objectives. Managed a total organization of approximately 20 technology resources including project managers, business analysts, QA, application developers, database developers/analysts. Worked closely with team members in directing all technology-related work, including analysis, architecture, development, testing, and infrastructure operations. Directed multiple projects that involved our corporate parent IS group, ensuring that all team members work together cohesively.

Paragon Strategic Solutions
Vice President
2005 - 2008 (3 years)

Interactive Media Systems
Founder/Chief Technology Officer
1993 - 2004 (11 years)
Monroeville, PA

Co-founded Interactive Media Systems, a multimedia information system firm concentrating in multimedia kiosks and Internet application development. Led all aspects of the software development life cycle for new projects and acted as the main liaison with all client engagements. Implemented agile software development and was responsible for the analysis and design of all software projects as well as coordinating the efforts of the multiple disciplines including graphic artists, web designers, and industrial engineers.

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Education

Carnegie Mellon University
Information and Decision Systems · (1992 - 1995)

Post University

Bachelor’s Degree, Management Information Systems